TASER International, Inc.
17800 North 85th Street
Scottsdale, Arizona 85255

September 25, 2015

Via EDGAR

Mr. John Cash
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549

RE: Taser International, Inc.
Form 10-K for the Year Ended December 31, 2014
Filed March 12, 2015
Form 10-Q for the Period Ended June 30, 2015
Filed August 6, 2015
File No. 1-16391

Dear Mr. Cash,

On behalf of TASER International, Inc. (“TASER” or the “Company”), I am submitting this letter in response to the comments received from the staff of the Securities and Exchange Commission (the “Commission” and the “Staff”) in a letter dated September 15, 2015 (the “Comment Letter”) with respect to the filing referenced above. We have reviewed the Comment Letter and provide the responses set forth below. For your convenience, the headings and paragraph numbers in our letter correspond to the headings and paragraph numbers in the Comment Letter.

Form 10-K for the Year Ended December 31, 2014
Consolidated Financial Statements
1. Organization and Summary of Significant Accounting Policies, (h) Revenue Recognition, Deferred Revenue and Accounts and Notes Receivable, page 50

1.
In order to provide investors with a better understanding of the scope and estimates associated with your revenue recognition policies, please tell us and revise your critical accounting policy disclosures in MD&A in future filings to address:

•	The percentage of revenue arrangements that involve multiple elements;

•
For those arrangements, the magnitude for which you allocate revenue based on vendor specific objective evidence of selling price, third party evidence of selling price, or management’s best estimate of selling price;

•
The “certain” circumstances when not all revenue recognition requirements are met at the time equipment is provided to customers that could result in such revenue being recognized ratably over a specified term or when all conditions for revenue recognition are met; and

•	For TAP, when and how you determine the amount of consideration related to future product purchases.

September 25, 2015

Response: In response to the Staff’s comment, the Company intends to include additional disclosure in the Revenue recognition, Deferred Revenue and Accounts and Notes Receivable section of the Critical Accounting Estimates portion of the MD&A in future filings substantially similar to the underlined language set forth below.

Proposed Disclosure

•	The percentage of revenue arrangements that involve multiple elements;

•
For those arrangements, the magnitude for which you allocate revenue based on vendor specific objective evidence of selling price, third party evidence of selling price, or management’s best estimate of selling price;

Revenue arrangements with multiple deliverables are divided into separate units and revenue is allocated using the relative selling price method based upon vendor-specific objective evidence of selling price or third-party evidence of the selling prices if vendor-specific objective evidence of selling prices does not exist. If neither vendor-specific objective evidence nor third-party evidence exists, management uses its best estimate of selling price. The majority of the Company’s allocations of arrangement consideration under multiple element arrangements are performed using vendor-specific objective evidence by utilizing prices charged to customers for deliverables when sold separately. The Company’s multiple element arrangements may include future CEWs and/or Axon devices to be delivered at defined points within a multi-year contract, and in those arrangements, the Company allocates total arrangement consideration over the life of the multi-year contract to future deliverables using management’s best estimate of selling price. The Company has not utilized third party evidence of selling price.

For the year ended December 31, 2014, the composition of revenue recognized from arrangements containing multiple elements and those not containing multiple elements was as follows:

	Year Ended December 31, 2014
	TASER Weapons		Axon		Total
Arrangements with multiple elements	$5,972	4%	$12,149	64%	$18,121	11%
Arrangements without multiple elements	139,641	96	6,763	36	146,404	89
Total	$145,613	100%	$18,912	100%	$164,525	100%

•
The “certain” circumstances when not all revenue recognition requirements are met at the time equipment is provided to customers that could result in such revenue being recognized ratably over a specified term or when all conditions for revenue recognition are met; and

Generally, the Company recognizes revenue for the Axon equipment at the time of the sale consistent with the discussion of multiple deliverable arrangements above. Revenue for Evidence.com is deferred at the time of the sale and recognized over the service period. At times the Company subsidizes the cost of Axon devices provided to customers to secure long-term Evidence.com service contracts. In such circumstances, revenue related to the Axon devices recognized at the time of delivery is limited to the amount collected from the customer that is not contingent upon the delivery of future Evidence.com services. The Company recognizes the remaining allocated revenue related to subsidized Axon devices over the remaining period it provides the contracted Evidence.com services.

September 25, 2015

To further address the disclosure surrounding instances where revenue recognition is deferred until all conditions for revenue recognition are met, the following wording will be added to an earlier paragraph in the Company’s revenue recognition policies:
Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, title has transferred, the price is fixed and collectability is reasonably assured. Contractual arrangements may contain explicit customer acceptance provisions, and under such arrangements, the Company defers recognition of revenue until formal customer acceptance is received. Extended warranty revenue, SaaS revenue and related data storage revenue are recognized ratably over the term of the contract beginning on the commencement date of each contract.

•	For TAP, when and how you determine the amount of consideration related to future product purchases.
In 2012, the Company introduced a program, the TASER Assurance Program (“TAP”) whereby a customer purchasing a product and joining the program will have the right to trade-in the original product for a new product of the same or like model in the future. Upon joining TAP, customers also receive an extended warranty for the initial products purchased and spare inventory. Under this program the customer generally pays additional annual installments over the contract period, generally three to five years. The Company records consideration received related to the future product purchase as deferred revenue until all revenue recognition criteria are met, which is generally at the end of the contract period. Consideration related to future product purchases is determined at the inception of the arrangement using management’s best estimate of selling price. Management’s estimate is principally based on the current selling price for such products, with due evaluation of the impact of any expected product and pricing changes, which have historically had an immaterial influence on management’s best estimate of selling price.

Form 10-Q for the Period Ended June 30, 2015
Management’s Discussion and Analysis of Financial Condition…, page 23
General

2.
Due to your focus on your sales growth, please revise annual and quarterly future filings to disclose and discuss the factors that impacted current quarter sales relative to sales in the preceding quarter.

Response: In response to the Staff’s comment, the Company intends to include in prospective filings, disclosure and discussion of factors, on a quantitative and qualitative basis, that impact current quarter sales relative to sales in the preceding quarter.

September 25, 2015

Finally, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses, please contact the undersigned at 602-326-6175 or Dan@TASER.com.
Sincerely,
/s/ Daniel M. Behrendt
Chief Financial Officer
TASER International, Inc.